EXHIBIT 2.10

June 30, 2004

Dear IAMGold Shareholder:

We are pleased to advise that we have substantially increased our offer to purchase all of the outstanding common shares of IAMGold Corporation. Our increased offer is described in more detail in the materials accompanying this letter; however, we have highlighted below certain key aspects of the increased offer for your consideration.

An Improved Offer

Shareholders depositing their IAMGold shares under our increased offer will receive, in exchange for each IAMGold common share deposited and purchased by Golden Star, their choice of either:

1.	1.25 common shares of Golden Star Resources Ltd., or

2.	1.15 common shares of Golden Star plus C$0.50 in cash.

In addition, Golden Star will pay a further C$0.20 in cash per IAMGold share (total cash of approximately US$22 million) to IAMGold shareholders whose shares are taken up under the offer when we definitively determine that no break fee is paid or payable to Wheaton River Minerals Ltd. in accordance with the Amended and Restated Arrangement Agreement between IAMGold and Wheaton River dated April 29, 2004, as may be amended.

A Compelling Premium

Our increased offer (excluding the additional C$0.20 per IAMGold share cash payment) represents a premium of 23% to the closing price of IAMGold common shares on May 27, 2004, the last trading day prior to the announcement of Golden Star’s initial proposal.

A Better Proposal For IAMGold Shareholders

Based on the closing share prices for Golden Star and IAMGold on March 30, 2004, the increased offer is equivalent to C$11.15 per IAMGold common share, which is significantly higher than the C$9.82 per IAMGold share “Superior Proposal” threshold in the IAMGold/Wheaton River Arrangement Agreement.

A Strong and Focused Pure-Gold Company

As you know, we believe that the combination of Golden Star and IAMGold is a unique opportunity to create an intermediate gold producer with a portfolio of profitable gold mining operations, development projects and exploration properties in West Africa. We believe that West Africa is host to some of the world’s most geologically prospective areas for future gold discoveries and development of large, low cost mining operations.

Benefit from the Increased Golden Star Offer by Taking the Following Steps

To ensure that you have the opportunity to receive the benefits of our increased offer, we urge you to take the following steps TODAY:

1.	Vote AGAINST the IAMGold/Wheaton River Arrangement by signing, dating and returning the GREEN proxy card previously delivered to you (or, alternatively, contact Innisfree M&A Incorporated at the numbers below for information on how to exercise your vote against the IAMGold/Wheaton River Arrangement); and

2.	Deposit your IAMGold common shares to our increased offer.

Other Information Concerning the Increased Offer

Our increased offer remains conditional upon, among other things, at least 662/3% of the common shares of IAMGold (on a fully diluted basis) being validly deposited under the offer and not withdrawn, the IAMGold/Wheaton River Arrangement not proceeding, Golden Star being permitted to conduct confirmatory due diligence relating to IAMGold and the receipt of all necessary regulatory approvals.

We urge you to review the accompanying documents that describe in greater detail the terms and conditions of the increased offer. We refer you specifically to the enclosed Notice of Variation under the heading “Increase in Price Offered for IAMGold Shares” and to the amended U.S. prospectus being distributed to U.S. shareholders under the heading “The Offer”.

In addition, please refer to the accompanying Letter of Acceptance and Transmittal (printed on orange paper) for instructions on how shareholders whose common shares are registered in their names may accept the offer. Shareholders whose common shares are registered in the name of a broker, dealer, bank, trust company or other nominee should contact such registered holder for assistance in depositing their common shares.

* * * * *

Thank you for considering the increased offer from Golden Star. We believe it is clearly superior to the IAMGold/Wheaton River Arrangement. We trust that you will see that it is the better choice for you.

Yours truly,

Peter Bradford
Chief Executive Officer

If you have any questions or need assistance in depositing or voting your IAMGold common shares, please contact:

INNISFREE M&A INCORPORATED

Shareholders Call Toll-Free:
1-877-825-8772 (English speakers)
1-877-825-8777 (French speakers)

Banks and Brokers Call Collect: 212-750-5833